File No. 82-5215

㊅ 松井証券

ネットストック

03 SEP -8 AM 7:21

September 3, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029780

SUPPL

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Amendment Report to the Consolidated and Non-Consolidated Financial Summary for the Six Months Ended September 30, 2002

2. Amendment Report to the Semi-Annual Securities Report Including Financial Statements Under Japanese GAAP for the First Half of Fiscal 2002 Ended September 30, 2002

3. Report as to Acquisition of Its Own Shares by the Company in August 2003 (For the period from August 1st, 2003 to August 31, 2003).

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

dw 9/8

Very truly yours,

Matsui Securities Co., Ltd.

By [signature]

Name: Hirohito IMADA

Title: General Manager,
Finance Department

(Summary Translation)

(Posted on the Tokyo Stock Exchange)
May 8, 2003

Matsui Securities Co., Ltd.
Michio Matsui, President, CEO, the Representative Director
(Tokyo Stock Exchange 1st section Code:8628)

Amendment Report to the Consolidated and Non-Consolidated Financial Summary For the Six Months Ended September 30, 2002

Note: **Amendments** are shown just below the original errors by underlined, bold-faced type.

1. Consolidated Financial Summary for the Six months Ended September 30, 2002

① Cover page 【p.1】

- (2) Financial positions (Total assets) (First half of FY 2002) 【p.1】 198,161 Million Yen
  198,034 Million Yen
- (3) Cash flows
  Cash flows from operating activities(First half of FY 2002) 【p.1】
  −3,305 Million Yen
  −2,817 Million Yen
- (3) Cash flows
  Cash and cash equivalent at end of period (First half of FY 2002) 【p.1】
  2,394 Million Yen
  2,883 Million Yen

② Consolidated Interim Balance Sheets (As of September 30, 2002) 【p.4 ~p.6】

・(Assets)	Ⅰ Current assets		Cash and time deposits	【p.4】	2,394	Million Yen
					2,883	**Million Yen**
・(Assets)	Ⅰ Current assets		Cash segregated as deposits	【p.4】	76,816	Million Yen
					76,201	**Million Yen**
・(Assets)	Ⅰ Current assets		Total current assets	【p.4】	193,862	Million Yen
					193,735	**Million Yen**
・(Assets)	Ⅱ Fixed assets	2	Intangible assets (%)	【p.4】	0.9	%
					1.0	%
・(Assets)	Ⅱ Fixed assets	3	Investments and others (%)	【p.4】	0.8	%
					0.7	%
・(Assets)	Total assets			【p.4】	198,161	Million Yen
					198,034	**Million Yen**
・(Liabilities)	Ⅰ Current liabilities		Others	【p.5】	1,039	Million Yen
					912	**Million Yen**
・(Liabilities)	Ⅰ Current liabilities		Total current liabilities	【p.5】	165,223	Million Yen
					165,096	**Million Yen**
・(Liabilities)	Total liabilities			【p.5】	166,833	Million Yen
					166,707	**Million Yen**
・Total liabilities and shareholders' equity				【p.6】	198,161	Million Yen
					198,034	**Million Yen**

③ Consolidated Interim Statements of Cash Flows (Six months ended September 30, 2002) 【p.10 ~p.11】

・Ⅰ Cash flows from operating activities				
Net change in deposits segregated for customers		【p.10】	6,511	Million Yen
			6,999	**Million Yen**
・Ⅰ Cash flows from operating activities	Sub total	【p.10】	−2,771	Million Yen
			−2,282	**Million Yen**
・Ⅰ Net cash flows from operating activities		【p.10】	−3,305	Million Yen
			−2,817	**Million Yen**
・Ⅳ Net change in cash and cash equivalent		【p.11】	−5,078	Million Yen

		−4,589	**Million Yen**
・VI Cash and cash equivalents at end of period	【p.11】	2,394	Million Yen
		2,883	**Million Yen**

④ Notes to consolidated interim financial statements (Notes to consolidated interim statements of cash flows) 【p.14】

・Cash in hand and at banks (First half of FY2002)	【p.14】	2,394	Million Yen
		2,883	**Million Yen**
・Cash and cash equivalent (First half of FY2002)	【p.14】	2,394	Million Yen
		2,883	**Million Yen**

2. Non-Consolidated Financial Summary under Japanese GAAP for the Six Months Ended September 30, 2002

① Cover page 【p.18】

・(3) Financial positions Total assets (First half of FY 2002)	【p.18】	198,117	Million Yen
		197,990	**Million Yen**

② Non-consolidated Interim Balance Sheets (As of September 30, 2002) 【p.19 ～p.21】

・(Assets)	I Current assets	Cash and time deposits	【p.19】	2,312	Million Yen
				2,801	**Million Yen**
・(Assets)	I Current assets	Cash segregated as deposits	【p.19】	76,816	Million Yen
				76,201	**Million Yen**
・(Assets)	I Current assets	Total current assets	【p.19】	193,775	Million Yen
				193,648	**Million Yen**
・(Assets)	Total assets		【p.19】	198,117	Million Yen
				197,990	**Million Yen**
・(Liabilities)	I Current liabilities	Others	【p.20】	1,038	Million Yen
				911	**Million Yen**
・(Liabilities)	I Current liabilities	Total current liabilities	【p.20】	165,220	Million Yen
				165,094	**Million Yen**

・(Liabilities) Total liabilities	【p.20】	166,830	Million Yen
		166,703	**Million Yen**
・Total liabilities and shareholders' equity	【p.21】	198,117	Million Yen
		197,990	**Million Yen**

File No. 82-5215

(Summary translation)

Amendment Report to The Semi-Annual Securities Report Including Financial Statements Under Japanese GAAP For the First Half of Fiscal 2002 Ended September 30, 2002

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On May 8, 2003

Original errors are shown by underlined type while **amendments** to them are shown by underlined, bold-faced type.

Information on the Company

Part 1 An Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

(Original Report)

		Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2001	Year ended March 31, 2002
Operating revenues	(Millions of Yen)	6,094	6,977	8,081	12,785
Net operating revenues	(Millions of Yen)	5,490	6,404	—	11,435
Ordinary income	(Millions of Yen)	2,024	1,648	3,001	3,939
Net income	(Millions of Yen)	912	588	1,549	1,870
Shareholders' equity	(Millions of Yen)	29,980	31,328	9,400	31,124
Total assets	(Millions of Yen)	148,339	198,161	208,021	187,606
Shareholders' equity per share	(Yen)	342.20	357.58	258.90	355.25
Earnings per share	(Yen)	14.10	6.71	114.77	24.56
Fully diluted earnings per share	(Yen)	13.82	6.59	—	24.11
Shareholders' equity ratio	(%)	20.2	15.8	7.7	16.6
Cash flows from operating activities	(Millions of Yen)	(15,579)	(3,305)	1,490	(12,211)
Cash flows from investing activities	(Millions of Yen)	(796)	(1,752)	65	(1,667)
Cash flows from financing activities	(Millions of Yen)	19,099	(20)	417	18,543
Cash and cash equivalent at end of period	(Millions of Yen)	5,530	2,394	2,807	7,472
Number of employees [Average temporary staff]		206 [47]	180 [42]	153 [66]	194 [45]

(Amendments)

		Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2001	Year ended March 31, 2002
Operating revenues	(Millions of Yen)	6,094	6,977	8,081	12,785
Net operating revenues	(Millions of Yen)	5,490	6,404	—	11,435
Ordinary income	(Millions of Yen)	2,024	1,648	3,001	3,939
Net income	(Millions of Yen)	912	588	1,549	1,870
Shareholders' equity	(Millions of Yen)	29,980	31,328	9,400	31,124
Total assets	(Millions of Yen)	148,339	**198,034**	208,021	187,606
Shareholders' equity per share	(Yen)	342.20	357.58	258.90	355.25
Earnings per share	(Yen)	14.10	6.71	114.77	24.56
Fully diluted earnings per share	(Yen)	13.82	6.59	—	24.11
Shareholders' equity ratio	(%)	20.2	15.8	7.7	16.6
Cash flows from operating activities	(Millions of Yen)	(15,579)	**(2,817)**	1,490	(12,211)
Cash flows from investing activities	(Millions of Yen)	(796)	(1,752)	65	(1,667)
Cash flows from financing activities	(Millions of Yen)	19,099	(20)	417	18,543
Cash and cash equivalent at end of period	(Millions of Yen)	5,530	**2,883**	2,807	7,472
Number of employees [Average temporary staff]		206 [47]	180 [42]	153 [66]	194 [45]

(2) Non-Consolidated Business Indices

(Original Report)

		Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2001	Year ended March 31, 2002
Operating revenues (Commissions)	(Millions of Yen)	6,094 (4,875)	6,977 (5,365)	8,081 (6,677)	12,785 (10,215)
Net Operating revenues	(Millions of Yen)	5,490	6,404	—	11,435
Ordinary income	(Millions of Yen)	2,014	1,642	2,989	3,921
Net Income	(Millions of Yen)	907	585	1,543	1,859
Shareholders' equity	(Millions of Yen)	11,381	11,381	634	11,381
Number of shares outstanding	(Thousands of shares)	87,611	87,611	36,309	87,611
Shareholders' equity	(Millions of Yen)	29,947	31,287	9,373	31,086
Total assets	(Millions of Yen)	148,299	198,117	207,990	187,560
Shareholders' equity per share	(Yen)	341.82	357.11	258.14	354.82
Net income per share	(Yen)	14.01	6.68	114.26	24.42
Fully diluted earnings per share	(Yen)	13.74	6.56	—	23.98
Annual dividends per share (Interim dividends per share)	(Yen)	0.00	0.00	Old shares 3.00 New shares 0.18	3.19
Shareholders' equity ratio	(%)	20.2	15.8	7.7	16.6
Capital adequacy ratio	(%)	1,092.7	732.0	302.1	843.4
Number of employees [Average temporary staff]		206 [47]	180 [42]	153 [66]	194 [45]

Notes: Annual dividends per share for the year ended March 31, 2001 for the stock which had been newly issued on March 11, 2001 are calculated based on the period outstanding. "Old shares" on the table are existing shares at the issuance and "New Shares" are newly issued shares.

(Amendments)

		Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2001	Year ended March 31, 2002
Operating revenues (Commissions)	(Millions of Yen)	6,094 (4,875)	6,977 (5,365)	8,081 (6,677)	12,785 (10,215)
Net Operating revenues	(Millions of Yen)	5,490	6,404	—	11,435
Ordinary income	(Millions of Yen)	2,014	1,642	2,989	3,921
Net Income	(Millions of Yen)	907	585	1,543	1,859
Shareholders' equity	(Millions of Yen)	11,381	11,381	634	11,381
Number of shares outstanding	(Thousands of shares)	87,611	87,611	36,309	87,611
Shareholders' equity	(Millions of Yen)	29,947	31,287	9,373	31,086
Total assets	(Millions of Yen)	148,299	**197,990**	207,990	187,560
Shareholders' equity per share	(Yen)	341.82	357.11	258.14	354.82
Net income per share	(Yen)	14.01	6.68	114.26	24.42
Fully diluted earnings per share	(Yen)	13.74	6.56	—	23.98
Annual dividends per share (Interim dividends per share)	(Yen)	0.00	0.00	Old shares 3.00 New shares 0.18	3.19
Shareholders' equity ratio	(%)	20.2	15.8	7.7	16.6
Capital adequacy ratio	(%)	1,092.7	732.0	302.1	843.4
Number of employees [Average temporary staff]		206 [47]	180 [42]	153 [66]	194 [45]

Notes: Annual dividends per share for the year ended March 31, 2001 for the stock which had been newly issued on March 11, 2001 are calculated based on the period outstanding. "Old shares" on the table are existing shares at the issuance and "New Shares" are newly issued shares.

1 Consolidated Interim Financial Statements and Others

(1) Consolidated Interim Financial Statements

① Consolidated Interim Balance Sheets

(Original Report)

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash in hand and at banks			5,570			2,394			7,472	
Cash segregated as deposits			75,471			76,816			83,200	
Trading assets			–			148			–	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others			1,023			1,458			1,386	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,403	97.3		193,862	97.8		183,774	98.0
II Fixed assets										
1 Tangible fixed assets	1		1,049	0.7		937	0.5		1,013	0.5
2 Intangible assets			2,102	1.4		1,883	0.9		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			784	0.6		1,479	0.8		1,421	0.8
Investment securities		181			1,032			1,053		
Others		604			457			368		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,935	2.7		4,299	2.2		3,832	2.0
Total assets			148,339	100.0		198,161	100.0		187,606	100.0

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from pre-settlement date trades			0			128			–	
Margin account liabilities:			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee deposit received			46,310			53,275			48,535	
Suspence account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			937			49			1,320	
Accrued bonuses			135			105			111	
Others			855			1,039			1,373	
Total current liabilities			116,837	78.8		165,223	83.4		155,272	82.8
II Long-term liabilities										
Bond	2		500			500			500	
Long-term borrowings			159			204			78	
Accrued suverance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Others			–			0			0	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions	3		350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,358	79.8		166,833	84.2		156,482	83.4

Item	Note	September 30, 2001		September 30, 2002		March 31, 2002	
		Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
(Shareholders' equity)							
I Common stock		11,381	7.7	–	–	11,381	6.1
II Additional paid-in capital		9,230	6.2	–	–	9,230	4.9
III Retained earnings		9,353	6.3	–	–	10,311	5.5
IV Net unrealized gain on investments		16	0.0	–	–	203	0.1
V Treasury stock		(0)	(0.0)	–	–	(0)	(0.0)
Total shareholders' equity		29,980	20.2	–	–	31,124	16.6
I Common stock		–	–	11,381	5.7	–	–
II Capital reserves		–	–	9,230	4.7	–	–
III Earned surplus		–	–	10,619	5.4	–	–
IV Net unrealized gain on investment		–	–	98	0.0	–	–
V Treasury stock		–	–	(0)	(0.0)	–	–
Total shareholders' equity		–	–	31,328	15.8	–	–
Total liabilities and shareholders' equity		148,339	100.0	198,161	100.0	187,606	100.0

(Amendments)

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash in hand and at banks			5,570			**2,883**			7,472	
Cash segregated as deposits			75,471			**76,201**			83,200	
Trading assets			–			148			–	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others			1,023			1,458			1,386	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,403	97.3		**193,735**	97.8		183,774	98.0
II Fixed assets										
1 Tangible fixed assets	1		1,049	0.7		937	0.5		1,013	0.5
2 Intangible assets			2,102	1.4		1,883	**1.0**		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			784	0.6		1,479	**0.7**		1,421	0.8
Investment securities		181			1,032			1,053		
Others		604			457			368		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,935	2.7		4,299	2.2		3,832	2.0
Total assets			148,339	100.0		**198,034**	100.0		187,606	100.0

		September 30, 2001			September 30, 2002			March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from pre-settlement date trades			0			128			–	
Margin account liabilities:			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee deposit received			46,310			53,275			48,535	
Suspence account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			937			49			1,320	
Accrued bonuses			135			105			111	
Others			855			**912**			1,373	
Total current liabilities			116,837	78.8		**165,096**	83.4		155,272	82.8
II Long-term liabilities										
Bond	2		500			500			500	
Long-term borrowings			159			204			78	
Accrued suverance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Others			–			0			0	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions	3		350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,358	79.8		**166,707**	84.2		156,482	83.4

Item	Note	September 30, 2001		September 30, 2002		March 31, 2002	
		Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
(Shareholders' equity)							
I Common stock		11,381	7.7	–	–	11,381	6.1
II Additional paid-in capital		9,230	6.2	–	–	9,230	4.9
III Retained earnings		9,353	6.3	–	–	10,311	5.5
IV Net unrealized gain on investments		16	0.0	–	–	203	0.1
V Treasury stock		(0)	(0.0)	–	–	(0)	(0.0)
Total shareholders' equity		29,980	20.2	–	–	31,124	16.6
I Common stock		–	–	11,381	5.7	–	–
II Capital reserves		–	–	9,230	4.7	–	–
III Earned surplus		–	–	10,619	5.4	–	–
IV Net unrealized gain on investment		–	–	98	0.0	–	–
V Treasury stock		–	–	(0)	(0.0)	–	–
Total shareholders' equity		–	–	31,328	15.8	–	–
Total liabilities and shareholders' equity		148,339	100.0	198,034	100.0	187,606	100.0

④ Consolidated Interim Statements of Cash Flows

(Original Report)

Item	Note	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		1,780	1,026	3,595
Depreciation and amortization		322	1,264	1,437
Net change in allowance for doubtful accounts		(18)	(30)	4
Net cahnge in accrued bonuses		37	(7)	14
Net change in accrued severance indemnities		32	–	(176)
Net change in reserve for securities transactions		118	126	257
Interest and dividend income		(22)	(4)	(29)
Interest expenses		23	18	42
Interest income on margin transactions		(1,176)	(1,584)	(2,498)
Interest expenses on margin transactions		568	547	1,284
Gain on sales of equipment		–	(1)	(0)
Loss on sales and disposals of property and equipment		0	2	2
Loss on disposals of software		126	–	126
Gain on sales of investment securities		(0)	–	(0)
Loss on sales of investment securities		–	–	16
Devaluation loss on corporate golf and resort membership		–	–	2
Net change in deposits segregated for customers		(17,100)	6,511	(24,695)
Net change in trading assets		1	(148)	1
Net change in margin assets and liabilities		(19,007)	(8,342)	(19,709)
Net change in deposits received		4,830	(5,640)	9,786
Net change in cash collateral for securities loaned		–	(977)	3,735
Net change in guarantee deposits received		14,757	4,740	16,982
Others		(172)	(272)	(1,557)
Sub total		(14,902)	(2,771)	(11,381)
Interest and dividend received		24	4	33
Interest paid		(23)	(18)	(42)
Interest on margin transactions received		991	1,394	2,355
Interest on margin transactions paid		(497)	(595)	(1,217)
Income taxes paid		(1,172)	(1,320)	(1,959)
Net cash flows from operating activities		(15,579)	(3,305)	(12,211)

	Note	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
		Millions of Yen	Millions of Yen	Millions of Yen
II Cash flows from investing activities				
Net change in time deposits		—	—	40
Payments for purchases of property and equipment		(83)	(12)	(121)
Proceeds from sales of property and equipment		–	1	0
Payments for purchases of intangible assets		(714)	(1,600)	(1,056)
Payments for purchases of investment securities		–	(149)	(548)
Proceeds from sales of investment securities		0	–	12
Proceeds from maturity and cancellation of insurance contracts		—	–	7
Others		1	8	(1)
Net cash flows from investing activities		(796)	(1,752)	(1,667)
III Cash flows from financing activities:				
Net change in short-term borrowings		–	200	(270)
Proceeds from long-term borrowings		–	300	–
Repayments of long-term borrowings		(81)	(81)	(162)
Payments for installment purchase obligation		(156)	(160)	(313)
Proceeds from issuance of new stock		19,371	–	19,324
Payments for purchase of treasury stock		–	(0)	(0)
Proceeds from sales of treasury stock		5	–	5
Dividends paid		(41)	(279)	(41)
Net cash flows from financing activities		19,099	(20)	18,543
IV Net change in cash and cash equivalent		2,723	(5,078)	4,665
V Cash and cash equivalents at beginning of period		2,807	7,472	2,807
VI Cash and cash equivalents at end of period		5,530	2,394	7,472

(Amendments)

		Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Item	Note	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		1,780	1,026	3,595
Depreciation and amortization		322	1,264	1,437
Net change in allowance for doubtful accounts		(18)	(30)	4
Net cahnge in accrued bonuses		37	(7)	14
Net change in accrued severance indemnities		32	–	(176)
Net change in reserve for securities transactions		118	126	257
Interest and dividend income		(22)	(4)	(29)
Interest expenses		23	18	42
Interest income on margin transactions		(1,176)	(1,584)	(2,498)
Interest expenses on margin transactions		568	547	1,284
Gain on sales of equipment		–	(1)	(0)
Loss on sales and disposals of property and equipment		0	2	2
Loss on disposals of software		126	–	126
Gain on sales of investment securities		(0)	–	(0)
Loss on sales of investment securities		–	–	16
Devaluation loss on corporate golf and resort membership		–	–	2
Net change in deposits segregated for customers		(17,100)	**6,999**	(24,695)
Net change in trading assets		1	(148)	1
Net change in margin assets and liabilities		(19,007)	(8,342)	(19,709)
Net change in deposits received		4,830	(5,640)	9,786
Net change in cash collateral for securities loaned		–	(977)	3,735
Net change in guarantee deposits received		14,757	4,740	16,982
Others		(172)	(272)	(1,557)
Sub total		(14,902)	**(2,282)**	(11,381)
Interest and dividend received		24	4	33
Interest paid		(23)	(18)	(42)
Interest on margin transactions received		991	1,394	2,355
Interest on margin transactions paid		(497)	(595)	(1,217)
Income taxes paid		(1,172)	(1,320)	(1,959)
Net cash flows from operating activities		(15,579)	**(2,817)**	(12,211)

	Note	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
		Millions of Yen	Millions of Yen	Millions of Yen
II Cash flows from investing activities				
Net change in time deposits		–	–	40
Payments for purchases of property and equipment		(83)	(12)	(121)
Proceeds from sales of property and equipment		–	1	0
Payments for purchases of intangible assets		(714)	(1,600)	(1,056)
Payments for purchases of investment securities		–	(149)	(548)
Proceeds from sales of investment securities		0	–	12
Proceeds from maturity and cancellation of insurance contracts		–	–	7
Others		1	8	(1)
Net cash flows from investing activities		(796)	(1,752)	(1,667)
III Cash flows from financing activities:				
Net change in short-term borrowings		–	200	(270)
Proceeds from long-term borrowings		–	300	–
Repayments of long-term borrowings		(81)	(81)	(162)
Payments for installment purchase obligation		(156)	(160)	(313)
Proceeds from issuance of new stock		19,371	–	19,324
Payments for purchase of treasury stock		–	(0)	(0)
Proceeds from sales of treasury stock		5	–	5
Dividends paid		(41)	(279)	(41)
Net cash flows from financing activities		19,099	(20)	18,543
IV Net change in cash and cash equivalent		2,723	**(4,589)**	4,665
V Cash and cash equivalents at beginning of period		2,807	7,472	2,807
VI Cash and cash equivalents at end of period		5,530	**2,883**	7,472

(Notes to Consolidated Interim Statements of Cash Flows)

(Original Report)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated interim balance sheet is as follows (Millions of Yen): (As of September 30, 2001) Cash and time deposits 5,570 Time deposits whose maturity is to come after three months or more (40) Cash and cash equivalent 5,530	1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated interim balance sheet is as follows (Millions of Yen): (As of September 30, 2002) Cash in hand and at banks 2,394 Cash and cash equivalent 2,394	1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated balance sheet is as follows (Millions of Yen): (As of March 31, 2002) Cash in hand and at banks 7,472 Cash and cash equivalent 7,472

(Amendments)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated interim balance sheet is as follows (Millions of Yen): (As of September 30, 2001) Cash and time deposits 5,570 Time deposits whose maturity is to come after three months or more (40) Cash and cash equivalent 5,530	1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated interim balance sheet is as follows (Millions of Yen): (As of September 30, 2002) Cash in hand and at banks **2,883** Cash and cash equivalent **2,883**	1 The reconciliation between the cash and cash equivalent and the balance of cash and time deposits presented in the consolidated balance sheet is as follows (Millions of Yen): (As of March 31, 2002) Cash in hand and at banks 7,472 Cash and cash equivalent 7,472

(Per Share Information)

(Original Report)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Shareholders' equity per share 342.20 Yen Net income per share 14.10 Yen Fully diluted earnings per share 13.82 Yen	Shareholders' equity per share 357.58 Yen Net income per share 6.71 Yen Fully diluted earnings per share 6.59 Yen	Shareholders' equity per share 355.25 Yen Net income per share 24.56 Yen Fully diluted earnings per share 24.11 Yen
	(Additional information) The Company applies the "Accounting Standard for the Earnings per share" (Accounting Standard No. 2, September 25, 2002, Accounting Standards Board of Japan) and the "Guidance on application of the Accounting Standard for the Earnings per Share" (Guidance on application of the Accounting Standard No. 4, September 25, 2002, Accounting Standards Board of Japan) from the current period. Based on the previous standard, the figures on earnings per share are computed as follows: Shareholders' equity per share 357.58 Yen Net income per share 6.71 Yen Fully diluted earnings per share 6.59 Yen	

Note: Calculation basis of per share information is as follows.

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Net income on the statements of income (Millions of Yen)	—	588	—
Net income attributed to the common stock (millions of Yen)	—	588	—
Net income not attributed to the common stock (millions of Yen)	—	—	—
Average number of common stock outstanding (millions of Yen)	—	87,611	—
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	—	1,535	—
Increase of common stock (thousands of shares)	—	1,535	—
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	—	1 Brand of new-share purchase rights: 401,000 shares Ditails are given in "Part 4 Corporate Profiles – 1 Numuber of shares – (2) New-Share Purchase Rights"	—

(Amendments)

Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Shareholders' equity per share 342.20 Yen Net income per share 14.10 Yen Fully diluted earnings per share 13.82 Yen	Shareholders' equity per share 357.58 Yen Net income per share 6.71 Yen Fully diluted earnings per share 6.59 Yen	Shareholders' equity per share 355.25 Yen Net income per share 24.56 Yen Fully diluted earnings per share 24.11 Yen
	(Additional information) The Company applies the "Accounting Standard for the Earnings per share" (Accounting Standard No. 2, September 25, 2002, Accounting Standards Board of Japan) and the "Guidance on application of the Accounting Standard for the Earnings per Share" (Guidance on application of the Accounting Standard No. 4, September 25, 2002, Accounting Standards Board of Japan) from the current period. Based on the previous standard, the figures on earnings per share are computed as follows: Shareholders' equity per share 357.58 Yen Net income per share 6.71 Yen Fully diluted earnings per share 6.59 Yen	

Note: Calculation basis of per share information is as follows.

	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Net income on the statements of income (Millions of Yen)	—	588	—
Net income attributed to the common stock (millions of Yen)	—	588	—
Net income not attributed to the common stock (millions of Yen)	—	—	—
Average number of common stock outstanding (millions of Yen)	—	87,611	—
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	—	**1,538**	—
Increase of common stock (thousands of shares)	—	**1,538**	—
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	—	1 Brand of new-share purchase rights: 401,000 shares Ditails are given in "Part 4 Corporate Profiles – 1 Numuber of shares – (2) New-Share Purchase Rights"	—

2 Non-Consolidated Interim Financial Statements

(1) Non-Consolidated Interim Financial Statements and Others

① Non-Consolidated Interim Balance Sheets

(Original Report)

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash in hand and at banks			5,511			2,312			7,401	
Cash segregated as deposits			75,471			76,816			83,200	
Trading assets			–			148			–	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others	4		1,017			1,453			1,381	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,338	97.3		193,775	97.8		183,698	97.9
II Fixed assets										
1 Tangible fixed assets	1		691	0.5		588	0.3		660	0.4
2 Intangible assets			2,102	1.4		1,883	1.0		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			1,168	0.8		1,871	0.9		1,805	1.0
Investment securities		181			1,032			1,053		
Shares of affiliated company		450			450			450		
Others		538			398			302		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,961	2.7		4,342	2.2		3,862	2.1
Total assets			148,299	100.0		198,117	100.0		187,560	100.0

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from pre-settlement date trades			0			128			–	
Margin account liabilities			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee money received			46,310			53,275			48,535	
Suspence account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			933			48			1,314	
Accrued bonuses			135			105			111	
Others			853			1,038			1,371	
Total current liabilities			116,832	78.8		165,220	83.4		155,265	82.8
II Long-term liabilities										
Bond	2		500			500			500	
Long-term borrowings			159			204			78	
Accrued severance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions	3		350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,352	79.8		166,830	84.2		156,474	83.4

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,381	7.7		–	–		11,381	6.1
II Additional paid-in capital			9,230	6.2		–	–		9,230	4.9
III Earned surplus reserve			159	0.1		–	–		159	0.1
IV Other retained earnings										
1 Voluntary reserves			4,250			–			4,250	
Special purpose reserves		4,250			–			4,250		
2 Unappropriated retained earnings			4,912			–			5,864	
Total other retained earnings			9,162	6.2		–	–		10,114	5.4
V Net unrealized gain on investment			16	0.0		–	–		203	0.1
VI Treasury stock	4		–	–		–	–		(0)	(0.0)
Total shareholders' equity			29,947	20.2		–	–		31,086	16.6
I Common stock			–	–		11,381	5.7		–	–
II Capital reserves										
1 Additional paid-in capital			–			9,230			–	
Total capital reserves			–	–		9,230	4.7		–	–
III Earned surplus										
1 Earned surplus reserves			–			159			–	
2 Voluntary reserves			–			4,250			–	
Special purpose reserves		–			4,250			–		
3 Unappropriated retained earnings			–			6,170			–	
Total earned surplus			–	–		10,578	5.3		–	–
IV Net unrealized gain on investment			–	–		98	0.1		–	–
V Treasury stock	4		–	–		(0)	(0.0)		–	–
Total shareholders' equity			–	–		31,287	15.8		–	–
Total liabilities and shareholders' equity			148,299	100.0		198,117	100.0		187,560	100.0

(Amendments)

Item	Note	September 30, 2001 Millions of Yen		%	September 30, 2002 Millions of Yen		%	March 31, 2002 Millions of Yen		%
(Assets)										
I Current assets										
Cash in hand and at banks			5,511			<u>2,801</u>			7,401	
Cash segregated as deposits			75,471			<u>76,201</u>			83,200	
Trading assets			–			148			–	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others	4		1,017			1,453			1,381	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,338	97.3		<u>193,648</u>	97.8		183,698	97.9
II Fixed assets										
1 Tangible fixed assets	1		691	0.5		588	0.3		660	0.4
2 Intangible assets			2,102	1.4		1,883	1.0		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			1,168	0.8		1,871	0.9		1,805	1.0
Investment securities		181			1,032			1,053		
Shares of affiliated company		450			450			450		
Others		538			398			302		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,961	2.7		4,342	2.2		3,862	2.1
Total assets			148,299	100.0		<u>197,990</u>	100.0		187,560	100.0

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from pre-settlement date trades			0			128			–	
Margin account liabilities			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee money received			46,310			53,275			48,535	
Suspence account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			933			48			1,314	
Accrued bonuses			135			105			111	
Others			853			**911**			1,371	
Total current liabilities			116,832	78.8		**165,094**	83.4		155,265	82.8
II Long-term liabilities										
Bond	2		500			500			500	
Long-term borrowings			159			204			78	
Accrued severance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions	3		350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,352	79.8		**166,703**	84.2		156,474	83.4

		September 30, 2001			September 30, 2002			March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,381	7.7		–	–		11,381	6.1
II Additional paid-in capital			9,230	6.2		–	–		9,230	4.9
III Earned surplus reserve			159	0.1		–	–		159	0.1
IV Other retained earnings										
1 Voluntary reserves			4,250			–			4,250	
Special purpose reserves		4,250			–			4,250		
2 Unappropriated retained earnings			4,912			–			5,864	
Total other retained earnings			9,162	6.2		–	–		10,114	5.4
V Net unrealized gain on investment			16	0.0		–	–		203	0.1
VI Treasury stock	4		–	–		–	–		(0)	(0.0)
Total shareholders' equity			29,947	20.2		–	–		31,086	16.6
I Common stock			–	–		11,381	5.7		–	–
II Capital reserves										
1 Additional paid-in capital			–			9,230			–	
Total capital reserves			–	–		9,230	4.7		–	–
III Earned surplus										
1 Earned surplus reserves			–			159			–	
2 Voluntary reserves			–			4,250			–	
Special purpose reserves		–			4,250			–		
3 Unappropriated retained earnings			–			6,170			–	
Total earned surplus			–	–		10,578	5.3		–	–
IV Net unrealized gain on investment			–	–		98	0.1		–	–
V Treasury stock	4		–	–		(0)	(0.0)		–	–
Total shareholders' equity			–	–		31,287	15.8		–	–
Total liabilities and shareholders' equity			148,299	100.0		197,990	100.0		187,560	100.0

File No. 82-5215

(Summary translation)

Report as to
Acquisition of Its Own Shares
By the Company
In August 2003

(From August 1, 2003 through August 31, 2003)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On September 2, 2003

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of August 31, 2003

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month	–		–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	–		–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of August 31, 2003

	Number of shares
Total shares outstanding	88,138,547
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.